Exhibit 1

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th floor

Los Angeles, California 90071

May 18, 2016

Carol Crenshaw

Justin C. Dearborn

David E. Dibble

Michael W. Ferro, Jr.

Philip G. Franklin

Eddy W. Hartenstein

Renetta McCann

Richard A. Reck

Donald Tang

Ellen Taus

c/o Julie K. Xanders

Executive Vice President, General Counsel & Secretary

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Dear Directors of Tribune Publishing Company:

Investment partnerships managed by Oaktree Capital Management, L.P. are long-time holders of approximately 14.8% of the common stock of Tribune Publishing Company (“Tribune”). Thus we have followed very closely the Gannett proposal to purchase Tribune and your response to date.

We have met with Michael Ferro and spoken with him on the phone, and we have listened to his ideas about building value as a standalone company through a digital transformation of Tribune. The ideas we have heard appear to be preliminary and involve great execution risk. Companies with much greater resources than Tribune and with a substantial head start are struggling in a rapidly changing environment to effect digital change that is profound enough and quick enough to overcome the outgoing tide of print revenues.

In summary, we have not seen anything to give us any confidence that Tribune on its own, with the resources and competitive position it has today, can achieve over any reasonable period of time the value for shareholders that we believe can likely be achieved through a transaction with Gannett. And we see very substantial risk that through pursuing an independent course, Tribune will destroy enormous shareholder value.

We have also met with Gannett management and advisors and listened to their description of their interest in acquiring Tribune and what they believe they can do through integrating Tribune’s properties with their system.

Our conclusion is that we are convinced that you and Tribune’s management should engage Gannett immediately and seek to negotiate a transaction in the interest of all Tribune shareholders. We expect you to carry out the fiduciary duty that you owe to all shareholders, and believe that the only possible conclusion consistent with your fiduciary duty is to engage with Gannett with the objective of maximizing value to all Tribune shareholders.

Very truly yours,

/s/ John B. Frank
John B. Frank Vice Chairman

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